Exhibit 99

News Release 100 East Pratt Street, Baltimore, Maryland 21202 FAX: 410.345.4661 Contacts: Steven Norwitz 410.345.2124 Brian Lewbart 410.345.2242 Robert Benjamin 410.345.2205
T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2008 RESULTS
BALTIMORE (April 24, 2008) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter 2008 results, including net revenues of $559 million, net income of $151.5 million, and diluted earnings per share of $.55, an increase of 8% from $.51 per share in the comparable 2007 quarter. Net revenues in the first quarter of 2007 were $508 million, and net income was $143 million.
Investment advisory revenues were up almost 11%, or $45 million, from the comparable 2007 quarter. Assets under management declined 5.4% from $400 billion at December 31, 2007, to $378.6 billion at March 31, 2008. Record quarterly net cash inflows from investors totaled
$9.7 billion during the first quarter of 2008. Lower market valuations, net of income, reduced assets under management by $31.1 billion.
Financial Highlights
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased 9%, or $27.8 million, to $333.6 million in the first quarter of 2008. Average mutual fund assets were $231.2 billion in the 2008 quarter, an increase of 8% from the average for the 2007 first quarter. Mutual fund assets at March 31, 2008 were $230.5 billion, down $15.5 billion or 6% from the end of 2007.
Net inflows to the mutual funds were $3.7 billion during the first quarter of 2008. International and global stock funds had net inflows of $1.7 billion, bond funds added $1.2 billion, and the money funds added $.8 billion. While U.S. domestic stock funds were flat overall, the Growth Stock fund attracted $.8 billion of net inflows during the first quarter of 2008. Lower market valuations, net of the funds’ income, decreased mutual fund assets under management by $19.2 billion during the first quarter of 2008.

The series of target-date Retirement Funds, which provide fund shareholders with single, diversified portfolios that invest in underlying T. Rowe Price funds and automatically adjust fund asset allocations as investors age, continues to be a significant source of mutual fund assets and, at March 31, 2008, total $30.7 billion or 13% of mutual fund assets under management. During the 2008 quarter, net fund inflows of $2.8 billion originated in the target-date Retirement Funds.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored investment funds which are offered to investors outside the U.S., and variable insurance portfolios, were $136.5 million in the 2008 quarter, an increase of $17.3 million from the comparable period last year. Ending assets in these portfolios were $148.1 billion, down $5.9 billion since the beginning of the year. Strong net cash inflows during the first quarter of $6.0 billion were more than offset by lower market valuations that reduced assets $11.9 billion during the quarter. Investors outside the United States now account for nearly 10% of assets under management.
Operating expenses were $329 million in the first quarter of 2008, up $39.5 million from the 2007 first quarter, but down $6.2 million from last year’s fourth quarter. The largest expense, compensation and related costs, increased $23.2 million, or 13%, over the comparable 2007 quarter, primarily due to increased staff size, higher salaries, and the accrual for annual bonus expense. The firm has increased its staff to handle increased volume-related activities and other business opportunities, and at March 31, 2008, employed 5,203 associates.
Advertising and promotion expenditures vary period-to-period in response to investor interest and in the first quarter were up $4.7 million from the 2007 quarter. Market conditions have caused the firm to reduce its planned spending on advertising and promotion over the balance of 2008 such that spending is now expected to be up about 5% in the second quarter from the comparable 2007 quarter, and about 7% for the full year versus 2007. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand the investor base in the United States and abroad.

Other operating expenses in the first quarter were up $6.6 million over the 2007 quarter. Consulting and professional fees, travel, information services, and other costs have risen this year to meet increased business demands.
The first quarter 2008 provision for income taxes as a percentage of pretax income has been recognized at a rate of 38.0%, up from 37.7% for the year 2007. The estimated effective tax rate will be about 38.2% for the year 2008 reflecting changes in state income tax rates and regulations.
Management Commentary
James A.C. Kennedy, the company’s Chief Executive Officer and President, commented: “The firm’s investment advisory results relative to our peers remain strong, with 80% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the three- and five-year periods ended March 31, 2008, 76% surpassing their comparable Lipper averages for the 10-year period, and 68% outperforming the average for the one-year period. In addition, 80 of the T. Rowe Price stock and bond funds across their share classes, which account for 72% of stock and bond fund assets under management, ended the first quarter with an overall rating of four or five stars from Morningstar. These four- and five-star rated investments represent 57.6% of our rated funds and share classes, compared with 32.5% for the overall industry.
“In spite of a very difficult market environment so far this year, we continue to be encouraged by our solid investment management results and the strong pace of net cash inflows across our multiple distribution channels. While we have been tapping on the brakes of expenses, our strong capital position enables us to continue to invest in our business for the future and gives us substantial financial flexibility to weather the inevitable ups and downs in the market and to fund appropriate business opportunities.
“We expect to fund about $180 million of capital expenditures this year and have already expended $294 million in 2008 to repurchase 5.9 million of our common shares. These outlays, together with last year’s capital expenditures of $146 million and share repurchases of

$320 million, were all made from our available cash positions. We remain debt-free with substantial liquidity, including cash and investment holdings of $1.4 billion.
“The start to 2008 in the financial markets has been anything but upbeat,” Mr. Kennedy said. “Global GDP has slowed, liquidity is scarce as the financial system deleverages, most market participants throughout the world are risk averse, and weak economic data suggest that the U.S. will be hard-pressed to avoid a recession. Even with significant monetary and fiscal stimulus in the U.S., domestic economic growth will likely remain weak for some time as problems in the financial system are resolved and consumer confidence is restored.
“Nevertheless, while the duration and magnitude of the global economic slowdown is difficult to predict, and there are likely bumps left in the road ahead, valuations among many high-quality companies have become more attractive. Our portfolio managers and analysts are finding buying opportunities for our clients’ investment portfolios. By the end of the year, many of the investment issues we worry about now on a daily basis are likely to recede and investor sentiment should improve.”
In closing, Mr. Kennedy said: “Despite the short-term market uncertainties, the road ahead for T. Rowe Price continues to be promising. We have outstanding associates who are focused on our clients, a very healthy balance sheet, and globally diversified investment and distribution expertise. We remain committed to investing in our business in both the U.S. and overseas – to service and expand our diverse base of customers and investment offerings – and are optimistic that these efforts and an eventual market turnaround will positively affect our future revenues and earnings.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2008 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more information on the company’s unaudited financial results.

Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s Form 10-K and Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

Unaudited Condensed Consolidated Statements of Income
(in millions, except per-share amounts)
Three months ended March 31,

	2007	2008
Revenues
Investment advisory fees	$425.0	$470.1
Administrative fees	83.1	88.8
Investment income of savings bank subsidiary	1.5	1.5

Total revenues	509.6	560.4
Interest expense on savings bank deposits	1.2	1.3

Net revenues	508.4	559.1

Operating expenses
Compensation and related costs	184.2	207.4
Advertising and promotion	31.8	36.5
Depreciation and amortization of property and equipment	13.7	15.0
Occupancy and facility costs	21.4	25.1
Other operating expenses	38.4	45.0

	289.5	329.0

Net operating income	218.9	230.1
Non-operating investment income	11.8	14.3

Income before income taxes	230.7	244.4
Provision for income taxes	87.8	92.9

Net income	$142.9	$151.5

Earnings per share
Basic	$0.54	$0.58

Diluted	$0.51	$0.55

Dividends declared per share	$0.17	$0.24

Weighted average shares
Outstanding	265.4	261.7

Outstanding assuming dilution	279.8	273.5

Investment Advisory Revenues (in millions)

	Three months ended
	3/31/2007	3/31/2008
Sponsored mutual funds in the U.S.
Stock and blended asset	$263.2	$282.4
Bond and money market	42.6	51.2

	305.8	333.6
Other portfolios	119.2	136.5

Total investment advisory fees	$425.0	$470.1

Assets Under Management (in billions)

	Average during
	the first quarter
	2007	2008	12/31/2007	3/31/2008
Sponsored mutual funds in the U.S.
Stock and blended asset	$174.6	$184.7	$200.6	$182.8
Bond and money market	39.0	46.5	45.4	47.7

	213.6	231.2	246.0	230.5
Other portfolios	130.0	147.7	154.0	148.1

	$343.6	$378.9	$400.0	$378.6

Equity securities			$321.6	$297.3
Debt securities			78.4	81.3

			$400.0	$378.6

Condensed Consolidated Cash Flows Information (in millions)

	Three months ended
	3/31/2007	3/31/2008
Cash provided by operating activities	$241.7	$258.6
Cash used in investing activities, including ($29.9) for additions to property and equipment in 2008	(60.8)	(34.1)
Cash used in financing activities, including common stock repurchases of ($294.9) and dividends paid of ($126.1) in 2008	(42.8)	(399.4)

Net change in cash during the period	$138.1	$(174.9)

Condensed Consolidated Balance Sheet Information (in millions)

	12/31/2007	3/31/2008
Cash and cash equivalents	$785.1	$610.2
Investments in sponsored mutual funds	773.0	725.1
Property and equipment	358.3	371.2
Goodwill and other intangible assets	668.8	668.6
Accounts receivable and other assets	592.1	574.3

Total assets	3,177.3	2,949.4
Total liabilities	400.2	371.1

Stockholders’ equity, 259.6 common shares outstanding in 2008, including net unrealized holding gains of $64.0 in 2008	$2,777.1	$2,578.3